UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 1-9059

Barrick Mining Corporation

(Registrant’s name)

Brookfield Place, TD Canada Trust Tower, Suite 3700 161 Bay Street, P.O. Box 212 Toronto, Ontario Canada M5J 2S1 (800) 720-7415	310 South Main Street Suite 1150 Salt Lake City, Utah 84101 (801) 990-3745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibit 10.1 to this report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3D (File No. 333-206417).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK MINING CORPORATION

Date: November 13, 2026	By:	/s/ Joseph Heckendorn
	Name:	Joseph Heckendorn
	Title:	Senior Vice-President, Corporate Secretary and Associate General Counsel

EXHIBIT INDEX

Exhibits	Description

10.1	Amended and Restated Dividend Reinvestment Plan dated November 12, 2026